UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 23, 2026
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On March 23, 2026, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on March 24, 2026 and is expected to be paid on March 24, 2026. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.078
Soapstone	$ 0.067
Pecan	$ 0.072
Chaparral	$ 0.061
Splash	$ 0.054
Tuscan	$ 0.049
Salem	$ 0.031
Malbec	$ 0.041
Pinot	$ 0.051
Luna	$ 0.036
Kingsley	$ 0.021
Shoreline	$ 0.019
Holloway	$ 0.043
Badminton	$ 0.027
Mojave	$ 0.057
Wentworth	$ 0.069
Cupcake	$ 0.074
Basil	$ 0.035
Dewberry	$ 0.032
Roseberry	$ 0.023
Saddlebred	$ 0.028
Odessa	$ 0.014
Lily	$ 0.011
Saturn	$ 0.036
Sugar	$ 0.032
Coatbridge	$ 0.016
Lennox	$ 0.050
Olive	$ 0.021
Dawson	$ 0.011
Ridge	$ 0.051
Bayside	$ 0.030
Elm	$ 0.035
River	$ 0.055
Amber	$ 0.037
Westchester	$ 0.013
Limestone	$ 0.018
Jupiter	$ 0.039
Weldon	$ 0.039
Holland	$ 0.038
Oly	$ 0.031
Matchingham	$ 0.052
Diablo	$ 0.016
KerriAnn	$ 0.032
Sigma	$ 0.036
Grant	$ 0.050
Bandelier	$ 0.008
Ensenada	$ 0.040
Vernon	$ 0.030
Murphy	$ 0.028
Dolittle	$ 0.045
Butter	$ 0.018
Ribbonwalk	$ 0.038
Scepter	$ 0.033
Saint	$ 0.055
Lovejoy	$ 0.012
Emporia	$ 0.031
Tuxford	$ 0.015
Greenhill	$ 0.046
Chelsea	$ 0.039
Hollandaise	$ 0.026
Hadden	$ 0.032
Bedford	$ 0.028
Louise	$ 0.039
Gardens	$ 0.017
Peanut	$ 0.026
100	$ 0.018
Grove	$ 0.020
Lanier	$ 0.015
McGregor	$ 0.029
Roxy	$ 0.018
Stonebriar	$ 0.023
Heritage	$ 0.013
Magnolia	$ 0.014
Rosewood	$ 0.031
Baron	$ 0.031
Swift	$ 0.031
Wildwood	$ 0.049
Madison	$ 0.029
Abbington	$ 0.030
Burlington	$ 0.011
Nugget	$ 0.020
Pearl	$ 0.019
Hines	$ 0.019
Ritter	$ 0.015
Holcomb	$ 0.035
Latte	$ 0.026
Lookout	$ 0.034
Reynolds	$ 0.036
Kennesaw	$ 0.035
Pioneer	$ 0.026
Bazzel	$ 0.012
June	$ 0.017
Osprey	$ 0.023
Riverwalk	$ 0.034
Collier	$ 0.020
Folly	$ 0.014
Dorchester	$ 0.015
Dogwood	$ 0.046
Walton	$ 0.017
Clover	$ 0.028
Dolly	$ 0.028
Willow	$ 0.025
Wilson	$ 0.039
Daisy	$ 0.034
Henry	$ 0.029
Sodalis	$ 0.015
Loretta	$ 0.022
Conway	$ 0.021
Belle	$ 0.014
Chitwood	$ 0.032
Spring	$ 0.023
Highland	$ 0.029
Wellington	$ 0.027
Braxton	$ 0.021
Camino	$ 0.030
Winston	$ 0.026
Inglewood	$ 0.027
Richardson	$ 0.038
Cumberland	$ 0.028
Bonneau	$ 0.024
Blossom	$ 0.021
Marcelo	$ 0.032
Taylor	$ 0.021
Aster	$ 0.008
Quincy	$ 0.028
Jill	$ 0.010
Marietta	$ 0.009
Mae	$ 0.029
Cypress	$ 0.015
Piedmont	$ 0.009
Kessler	$ 0.024
Creekwood	$ 0.021
Falcon	$ 0.028
Eagle	$ 0.040
Goose	$ 0.044
Gretal	$ 0.032
Redondo	$ 0.021
Chickamauga	$ 0.038
Sequoyah	$ 0.022
Litton	$ 0.043
Brainerd	$ 0.037
Brooklyn	$ 0.029
Lurleen	$ 0.023
Regency	$ 0.038
Sunnyside	$ 0.043
Korin	$ 0.046
Dops	$ 0.034
Tuscarora	$ 0.038
Salinas	$ 0.034
Hansard	$ 0.033
Jefferson	$ 0.045
Marie	$ 0.051
Ella	$ 0.020
Cove	$ 0.033
Belvedere	$ 0.034
Avondale	$ 0.033
Martell	$ 0.036
Mycroft	$ 0.038
Longwoods	$ 0.020
Louis	$ 0.046
Fenwick	$ 0.027
Sims	$ 0.041
Osceola	$ 0.021
Augusta	$ 0.043
Cawley	$ 0.038
Bella	$ 0.036
Foster	$ 0.018
Franklin	$ 0.030
General	$ 0.043
Marion	$ 0.034
Marple	$ 0.037
Mary	$ 0.050
Onyx	$ 0.034
Palmer	$ 0.031
Porthos	$ 0.034
Simon	$ 0.040
Theodore	$ 0.044
Chinook	$ 0.027
Bergenia	$ 0.045
Felix	$ 0.040
Oscar	$ 0.033
Ellen	$ 0.044
Alvin	$ 0.050
Ballinger	$ 0.036
Briarwood	$ 0.047
Eastwood	$ 0.029
Abernant	$ 0.041
Calvin	$ 0.059
Fletcher	$ 0.060
Hargrave	$ 0.036
Irene	$ 0.055
Peterson	$ 0.047
Richmond	$ 0.038
Winchester	$ 0.013

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 23, 2026.

ARRIVED HOMES, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer